PORTER, WRIGHT, MORRIS & ARTHUR LLP

41 South High Street

Columbus, Ohio 43215-6194

Telephone: 614-227-2000

Facsimile: 614-227-2100

Nationwide: 800-533-2794

November 3, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PECO II, Inc.

Preliminary Proxy Materials for Special Meeting of Stockholders

SEC File No. 0-31283

Ladies and Gentlemen:

Pursuant to the Securities and Exchange Act of 1934, and Rule 14a-6(a) promulgated by the Securities and Exchange Commission (the “SEC”) thereunder, PECO II, Inc.’s preliminary proxy statement, proxy card and notice of meeting are being transmitted herewith. Definitive copies of the proxy statement are expected to be released to securityholders on or about November 14, 2005.

If you have any questions, please call me at (614) 227-2133. Thank you for your attention to this matter.

Very truly yours,

/s/ Mark B. Koogler
Mark B. Koogler

Enclosures